

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2012

Via E-mail
Mr. Kelly G. Maguire
Chief Financial Officer
BioFuel Energy Corp.
1600 Broadway, Suite 2200
Denver, Colorado 80202

      RE: **BioFuel Energy Corp.**
              Form 10-K for the Year Ended December 31, 2011
              Filed March 16, 2012
              File No. 1-33530

Dear Mr. Maguire:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Rufus Decker

                                  Rufus Decker
                                  Accounting Branch Chief